Filed by Spring Valley Acquisition Corp. III

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Spring Valley Acquisition Corp. III

Commission File No. 001-42822

Subject Company: General Fusion Inc.

Date: May 22, 2026

This filing relates to the proposed transactions pursuant to the terms of that certain Business Combination Agreement, dated January 21, 2026 (the “Business Combination Agreement”), among Spring Valley Acquisition Corp. III, an exempted company limited by shares incorporated under the Laws of the Cayman Islands (“SVAC”); General Fusion Inc., a British Columbia limited company (“General Fusion” or the “Company”), and 1573562 B.C. Ltd., a British Columbia limited company (“NewCo”), pursuant to which, among other things, (i) SVAC will continue from the Cayman Islands to British Columbia, (ii) NewCo will amalgamate with and into General Fusion (the “Amalgamation”), with NewCo surviving the Amalgamation as a wholly-owned subsidiary of SVAC, pursuant to an arrangement under the applicable provisions of the Business Corporations Act (British Columbia) and the plan of arrangement attached as an exhibit to the Business Combination Agreement, and (iii) SVAC will change its name to “General Fusion Group Ltd.”

On May 22, 2026, the following article by Yvonne Lau was published online by Financial Post (financialpost.com).

Bezos, Lütke-backed B.C. nuclear fusion company eyeing dual TSX-Nasdaq listing

Nuclear fusion energy, often called the 'holy grail' of clean energy, could become a US$1-trillion market by 2050

General Fusion aims to hit key technical milestones by 2028, which would allow the company to scale up and commercialize its tech into a large-scale, nuclear fusion power plant. PHOTO BY CONTRIBUTED/GENERAL FUSION

General Fusion Inc. says it is considering a listing on the Toronto Stock Exchange to secure more Canadian investment as the global race to commercialize nuclear fusion energy heats up.

The Vancouver-based company, which is developing magnetized target fusion technology — a process that uses mechanical compression to create fusion energy — is set to debut on the Nasdaq as soon as June by merging with Spring Valley Acquisition Corp., a special purpose acquisition company.

The deal will give General Fusion US$105 million in public equity investment and US$230 million of Spring Valley’s trust capital, barring redemptions, and values the company at US$1 billion. It will become the first pure-play fusion company to be publicly traded.

“But as we move forward, we’re considering the TSX and a dual-listing type of path, which would hopefully open things up for the Canadian government and Canadian investors to step in a little bit more,” chief executive Greg Twinney said.

He said there are “massive” opportunities for homegrown investors.

General Fusion’s control room at its Richmond, B.C. Facility. PHOTO BY CONTRIBUTED/GENERAL FUSION

Nuclear fusion energy, often called the “holy grail” of clean energy for its potential ability to generate massive amounts of energy without creating greenhouse gases or radioactive waste, could become a US$1-trillion market by 2050, according to Ignition Research.

“We’re a leader in that space, so the opportunity for serious value creation is huge,” he said. “I would like to think Canadian investors see that as well.”

But companies still need to figure out how to harness fusion energy. General Fusion aims to hit key technical milestones by 2028, such as heating ionized gases called plasmas to increasingly higher temperatures, eventually 100 million degrees C, to trigger nuclear fusion, which would allow the company to scale up and commercialize its tech into a large-scale, nuclear fusion power plant.

“It will recalibrate the industry when we hit these milestones, and we feel pretty confident about our ability to do it,” Twinney said.

He said its nuclear fusion plant could come online as soon as 2035 and cost billions of dollars.

General Fusion’s Lawson 26 machine at its Richmond, B.C. facility. PHOTO BY CONTRIBUTED/GENERAL FUSION

General Fusion has raised US$400 million since its founding in 2002, with the Canadian government contributing $69 million. Other investors include the Business Development Bank of Canada, Shopify Inc. co-founder and chief executive Tobias Lütke and Amazon.com Inc. founder Jeff Bezos.

But Twinney released an open letter a year ago outlining General Fusion’s “urgent financing constraints” at the time, which led it to lay off around 25 per cent of its staff. The company at the time was seeking US$125 million to stay afloat.

Despite the upcoming Nasdaq listing, Twinney said Vancouver “right now continues to be a great place for us to build the company,” even though the market for fusion is worldwide.

Scientists in the United States, China and Europe have made recent breakthroughs in nuclear fusion energy and global investment in the sector has jumped to a record US$10 billion.

U.S. companies have received the lion’s share of global private investment in fusion, raising around US$7 billion last year, while the Chinese government is annually pumping about US$1.5 billion into its domestic industry.

***

On May 22, 2026, the following article by Amy Harder was published online by Axios (axios.com).

Fusion energy poised for simpler U.S. review

Fusion energy — tapping the power of the stars — is on the cusp of getting new federal rules.

Why it matters: Regulators increasingly view fusion as fundamentally safer than nuclear fission, helping to pave the way for a substantially simpler permitting process than the one faced by conventional nuclear plants.

Driving the news: The federal Nuclear Regulatory Commission is closing the public comment period on the proposed rule on Wednesday, with a final regulation expected as soon as this fall.

The big picture: Fusion electricity doesn't yet exist in reality, but industry leaders see this regulatory move as fundamental to commercializing the technology in the United States in the next decade.

•	"This is a big deal — we've been working toward this for a long time," said Andrew Holland, CEO of the Fusion Industry Association.

How it works: Fission — the type of nuclear energy widely used today — generates power by splitting heavy atoms apart, creating heat for electricity but also long-lived radioactive waste.

•	Fusion, on the other hand, generates power by combining light atoms together to release energy — the same process that powers the stars — while producing no long-lived radioactive waste.
•	Federal regulators concluded in 2023 that fusion's risk profile is far closer to that of existing medical and research radiation systems instead of nuclear fission.

"Most importantly, this rule makes clear that fusion energy is permanently and completely separated from the regulation of nuclear fission," states a letter the fusion trade group submitted to regulators Thursday ahead of next week's deadline, and reviewed by Axios.

Zoom in: The physics of fission require extensive engineering and safety systems to prevent runaway reactions — though nuclear power remains one of the safest forms of energy overall.

•	Fusion, by contrast, lacks the long-lived radioactive waste associated with fission and can't sustain runaway reactions that cause traditional nuclear meltdowns.

"The physics of fusion are inherently safe," said Greg Twinney, CEO of General Fusion, during an interview with Axios last week at the Web Summit gathering in Vancouver, British Columbia.

•	"The beauty of all that is that the regulatory regime that needs to regulate it can be much, much, much, much lighter," Twinney said.

Zoom out: The U.S. is not alone. Regulators in the United Kingdom, Canada and elsewhere are increasingly moving toward fusion frameworks that treat the technology differently from conventional nuclear fission reactors.

Between the lines: Safety concerns around radioactive waste have subjected traditional nuclear plants — and even many newer, advanced designs now under development — to long federal reviews that critics say drive up costs and delay construction.

•	That friction will be almost non-existent for the fusion industry. Companies "will not have to go through the NRC at all," Holland said, while adding that state regulators will have to follow NRC rules.

What they're saying: "I think it will accelerate our timelines," said Annie Kritcher, co-founder and chief scientist at Inertia, in an interview with Axios at the same Vancouver tech industry gathering.

•	"It's going to make putting these facilities close to where people need to use the power so much easier and more accessible," said Kritcher, who is also a scientist at the Lawrence Livermore National Laboratory, where she oversaw a key scientific achievement reached in 2022 for fusion.

The other side: Environmental groups that have long expressed skepticism about nuclear power are likely to be more open to fusion.

•	The Natural Resources Defense Council, which earlier this year shifted its stance on fission to cautiously support it, said in a statement that the group "welcomes the momentum on fusion."

"Fusion avoids the meltdown risk and long-lived radioactive waste of fission, but we will still demand strong safety and health guardrails," said Matthew McKinzie, NRDC's senior director for data and policy.

Reality check: Regulation is not the hardest part of commercializing fusion, Holland said, pointing to science and engineering as higher hurdles.

•	On the overarching goal of commercializing fusion, Holland likens next week's regulatory move to the third or fourth inning in a nine-inning baseball game.
•	The rules will help reduce financial risk and allow new investment in the longer term, he said.

What we're watching: Dozens of fusion startups, including Inertia and General Fusion, are still racing to overcome those scientific and engineering hurdles to commercialize their technologies.

•	The top executives at both startups in Vancouver were vague on when they anticipate a commercial fusion plant; they both said between 2030 and 2040.

The bottom line: To the degree companies clear those hurdles, they will be a lot closer to the starting line for fusion electricity thanks to these rules.

***

On May 14, 2026, the following article by Jesse Cole was published online by BetaKit (betakit.com).

Nuclear fusion powerplant could be running by 2035, General Fusion CEO says

The nuclear fusion company isn’t worried about going public as a pre-revenue company

Most people playing the stock market would agree that it’s a good idea to ensure the product a company provides actually exists before taking it public. That’s not the case for Vancouver’s General Fusion. CEO Greg Twinney is taking the company public, anyway, potentially as soon as next month.

Speaking with Axios national energy correspondent, Amy Harder, at Web Summit Vancouver on Thursday, Twinney told a full house that despite the long-running joke that “nuclear fusion is always 30 years away, and will remain that way,” he believes an operational nuclear fusion powerplant could be up and running by 2035.

General Fusion, which is developing nuclear fusion technology with the aim of creating commercially viable energy production, announced in early 2026 that the company would be going public on the NASDAQ. It would be the first such company solely focused on fusion power to do so.

That all sounds great on paper. But nuclear fusion, while proven in academic and government laboratories to be possible, doesn’t exist in a commercially applicable way. That means the company is opening itself up to the public as a pre-revenue company and, technically, without a finished product.

“There’s examples of pre-revenue companies [going public],” Twinney said. “It’s not typical … but it’s also not something that’s never been done.”

In fact, Twinney is optimistic that going public may actually be the solution to getting commercial nuclear fusion over the finish line by providing a much needed source of capital. Last year, the company announced layoffs and publicly stated it was short on money, telling BetaKit in May of 2025 that the company was looking for $125 million USD to fulfill its goals. Twinney released a letter outlining the company’s financial needs, seeing it as an opportunity to encourage partnership in the company and its mission.

“What pulled us through last year was that we have this machine built, and it’s going to achieve some incredible milestones and those milestones lead to a commercial powerplant, which means fusion gets on the grid. That’s like, the most compelling ‘why’ you could ever imagine.”

Twinney stopped short of calling the company’s decision to go public a lifeline, saying that the firm was able to raise private capital on the heels of Twinney’s public disclosure. He added that the company’s choice to go public via de-SPAC—a process where a privately held company merges with a shell company that is already public—had enabled General Fusion to secure $100 million of pipe capital upon de-SPAC’ing with partner Spring Valley Acquisition Corp.

When asked when the public could expect General Fusion to be listed, Twinney didn’t provide a hard date but said that there are plans to de-SPAC in mid 2026 “not far from now.”

“We announced to go public earlier this year via SPAC. We looked at all the different ways that you can go public … what we wanted out of this go public process were a couple of things. One, we wanted capital certainty. We’ve got this machine built, and we want to make sure the process of taking this company public would fund the operation of that machine to hit some industry first milestones,” Twinney said.

The machine Twinney is referencing is part of a program called Lawson Machine 26, or LM26 for short. It’s a demonstration facility where General Fusion has been conducting tests and developing its tech. According to General Fusion, the program has hit several milestones since it launched 16 months ago, including its first successful magnetized plasma—needed for fusion reactions—in February of 2025 and a successful plasma compression in April of that same year.

Looking beyond potentially going public next month, Twinney said the company has been focused on incremental milestones that move things forward toward commercialization.

“Start with the end in mind: we want to build commercial powerplants,” he said. “LM26, getting that funded was critical. This go public allows us to fully fund that machine and achieve industry-first milestones with that machine and from there, it’s a clearer path to get to first of a kind.”

With files from Josh Scott.

Photo by Florencia Tan Jun/Web Summit via Sportsfile.

The online version of this article also displayed the following quote next to the article text: “This go public allows us to fully fund that machine and achieve industry-first milestones with that machine and from there, it’s a clearer path to get to first of a kind.”

Greg Twinney, General Fusion

***

Additional Information and Where to Find It

In connection with the transactions contemplated by the Business Combination Agreement (the “Proposed Business Combination”), the Company and SVAC filed their joint registration statement on Form F-4 (the “Registration Statement”) with the U.S. Securities and Exchange Commission (the “SEC”), which includes a preliminary prospectus with respect to SVAC’s securities to be issued in connection with the Proposed Business Combination and a preliminary proxy statement in connection with SVAC’s solicitation of proxies for the vote by SVAC’s shareholders with respect to the Proposed Business Combination and other matters to be described in the Registration Statement (the “Proxy Statement”). After the SEC declares the Registration Statement effective, SVAC plans to file the definitive Proxy Statement with the SEC and to mail copies to SVAC’s shareholders as of a record date to be established for voting on the Proposed Business Combination. This document does not contain all the information that should be considered concerning the Proposed Business Combination and is not a substitute for the Registration Statement, Proxy Statement or for any other document that SVAC has filed or may file with the SEC. Before making any investment or voting decision, investors and security holders of SVAC and General Fusion are urged to read the Registration Statement and the Proxy Statement, and any amendments or supplements thereto, as well as all other relevant materials filed or that will be filed with the SEC in connection with the Proposed Business Combination as they become available because they will contain important information about General Fusion, SVAC and the Proposed Business Combination. Investors and security holders are able to obtain free copies of the Registration Statement, the Proxy Statement and all other relevant documents filed or that will be filed with the SEC by SVAC through the website maintained by the SEC at www.sec.gov. In addition, the documents filed by SVAC may be obtained free of charge from SVAC’s website at https://.sv-ac.com or by directing a request to Spring Valley Acquisition Corp. III, Attn: Corporate Secretary, 2100 McKinney Avenue, Suite 1675, Dallas, Texas 75201. The information contained on, or that may be accessed through, the websites referenced in this document is not incorporated by reference into, and is not a part of, this document.

Participants in the Solicitation

General Fusion, SVAC and their respective directors, executive officers and other members of management and employees may, under the rules of the SEC, be deemed to be participants in the solicitations of proxies from SVAC’s shareholders in connection with the Proposed Business Combination. For more information about the names, affiliations and interests of SVAC’s directors and executive officers, please refer to the final prospectus from SVAC’s initial public offering, which was dated September 3, 2025 and filed with the SEC on September 4, 2025 (the “Final Prospectus”) and the Registration Statement, Proxy Statement and other relevant materials filed or to be filed with the SEC in connection with the Proposed Business Combination when they become available. Additional information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, which may, in some cases, be different than those of SVAC’s shareholders generally, will be included in the Registration Statement and the Proxy Statement, when they become available. Shareholders, potential investors and other interested persons should read the Registration Statement and the Proxy Statement carefully, when they become available, before making any voting or investment decisions. You may obtain free copies of these documents from the sources indicated above.

No Offer or Solicitation

This document shall not constitute a “solicitation” as defined in Section 14 of the Securities Exchange Act of 1934, as amended. This document shall not constitute an offer to sell or exchange, the solicitation of an offer to buy or a recommendation to purchase, any securities, or a solicitation of any vote, consent or approval, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in which such offer, solicitation or sale may be unlawful under the laws of such jurisdiction. No offering of securities in the Proposed Business Combination shall be made except by means of a prospectus meeting the requirements of the Securities Act of 1933, as amended, or an exemption therefrom.

Cautionary Note Regarding Forward-Looking Statements

Certain statements included in this document are not historical facts but are forward-looking statements for purposes of the safe harbor provisions under the United States Private Securities Litigation Reform Act of 1995. All statements other than statements of historical facts contained in this document are forward-looking statements. Any statements that refer to projections, forecasts or other characterizations of future events or circumstances, including any underlying assumptions, are also forward-looking statements. In some cases, you can identify forward-looking statements by words such as “estimate,” “plan,” “project,” “forecast,” “intend,” “expect,” “anticipate,” “believe,” “seek,” “strategy,” “future,” “opportunity,” “may,” “target,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” “preliminary,” or similar expressions that predict or indicate future events or trends or that are not statements of historical matters, but the absence of these words does not mean that a statement is not forward-looking. Forward-looking statements include, without limitation, SVAC’s, General Fusion’s, or their respective management teams’ expectations concerning the Proposed Business Combination and expected benefits or timing thereof; the outlook for General Fusion’s business, including its ability to commercialize magnetized target fusion (“MTF”) or any other fusion technology on its expected timeline or at all; statements regarding the current and expected results of General Fusion’s Lawson Machine (“LM26”) program; the ability to execute General Fusion’s strategies, including on any expected timeline or anticipated cost basis; projected and estimated financial performance; anticipated industry trends; future capital expenditures; government regulation of fusion energy; and environmental risks; as well as any information concerning possible or assumed future results of operations of General Fusion. The forward-looking statements are based on the current expectations of the respective management teams of SVAC and General Fusion, as applicable, and are inherently subject to uncertainties and changes in circumstance and their potential effects. There can be no assurance that future developments will be those that have been anticipated. These forward-looking statements involve a number of risks, uncertainties or other assumptions that may cause actual results or performance to be materially different from those expressed or implied by these forward-looking statements. These risks and uncertainties include, but are not limited to, (i) the risk that the Proposed Business Combination may not be completed in a timely manner or at all, which may adversely affect the price of SVAC’s securities; (ii) the failure to satisfy the conditions to the consummation of the Proposed Business Combination, including the adoption of the Business Combination Agreement by the shareholders of SVAC and the receipt of regulatory approvals; (iii) market risks; (iv) the occurrence of any event, change or other circumstance that could give rise to the termination of the Business Combination Agreement; (v) the effect of the announcement or pendency of the Proposed Business Combination on General Fusion’s business relationships, performance, and business generally; (vi) risks that the Proposed Business Combination disrupts current plans of General Fusion and potential difficulties in its employee retention as a result of the Proposed Business Combination; (vii) the outcome of any legal proceedings that may be instituted against General Fusion or SVAC related to the Business Combination Agreement or the Proposed Business Combination; (viii) failure to realize the anticipated benefits of the Proposed Business Combination; (ix) the inability to maintain the listing of SVAC’s securities or to meet listing requirements and maintain the listing of the combined company’s securities on Nasdaq; (x) the risk that the Proposed Business Combination may not be completed by SVAC’s business combination deadline and the potential failure to obtain an extension of the business combination deadline if sought by SVAC; (xi) the risk that the price of the combined company’s securities may be volatile due to a variety of factors, including changes in laws, regulations, technologies, natural disasters, national security tensions, and macro-economic and social environments affecting its business; (xii) laws and regulations governing General Fusion’s research and development activities, and changes in such laws and regulations; (xiii) any failure to commercialize MTF on the expected timeline or at all, including any failure to achieve the objectives of the LM26 program; (xiv) environmental regulations and legislation; (xv) the effects of climate change, extreme weather events, water scarcity, and seismic events, and the effectiveness of strategies to deal with these issues; (xvi) fluctuations in currency markets; (xvii) General Fusion’s ability to complete and successfully integrate any future acquisitions; (xviii) increased competition in the fusion industry; (xix) limited supply of materials and supply chain disruptions; and (xx) the risk that  the proposed private placement of convertible preferred shares and warrants by General Fusion (the “PIPE Financing”) may not be completed, or that other capital needed by the combined company may not be raised on favorable terms, or at all, including as a result of the restrictions agreed to in connection with the PIPE Financing. The foregoing list is not exhaustive, and there may be additional risks that neither SVAC nor General Fusion presently know or that SVAC and General Fusion currently believe are immaterial. You should carefully consider the foregoing factors, any other factors discussed in this document and the other risks and uncertainties described in the “Risk Factors” section of the Final Prospectus and the risks described in the Registration Statement, which includes a preliminary proxy statement/prospectus, or to be described in any amendment or supplement thereto; and those discussed and identified in filings made with the SEC by SVAC from time to time. General Fusion and SVAC caution you against placing undue reliance on forward-looking statements, which reflect current beliefs and are based on information currently available as of the date a forward-looking statement is made. Forward-looking statements set forth in this document speak only as of the date of this document. Neither General Fusion nor SVAC undertakes any obligation to revise forward-looking statements to reflect future events, changes in circumstances, or changes in beliefs. In the event that any forward-looking statement is updated, no inference should be made that General Fusion or SVAC will make additional updates with respect to that statement, related matters, or any other forward-looking statements. Any corrections or revisions and other important assumptions and factors that could cause actual results to differ materially from forward-looking statements, including discussions of significant risk factors, may appear, up to the consummation of the Proposed Business Combination, in SVAC’s public filings with the SEC, which are or will be (as applicable) accessible at www.sec.gov, and which you are advised to review carefully.